

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 31, 2017

Steven Wolberg
Chief Legal Officer & Secretary
Net Element, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, FL 33160

> **Re:** **Net Element, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 12, 2017**
> **File No. 001-34887**

Dear Mr. Wolberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Serge V. Pavluk
Snell & Wilmer L.L.P.